

April 10, 2013

<u>Via E-Mail</u>
Mr. Michael J. Grebe
Chairman and Chief Executive Officer
Interline Brands, Inc.
701 San Marco Boulevard
Jacksonville, FL 32207

> **Re:** **Interline Brands, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 15, 2013**
> **File No. 333-187271**
> **Registration Statement on Form S-1**
> **Filed March 15, 2013**
> **File No. 333-187272**
> **Annual Report on Form 10-K**
> **Filed March 12, 2013**
> **File No. 1-32380**

Dear Mr. Grebe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please ensure that you make corresponding changes to the market-making prospectus filed contemporaneously on Form S-1. Please also provide the undertaking required by Item 512(h)(3) of Regulation S-K in your Form S-1.

2. Please file a supplemental letter stating that you are registering the exchange offer in reliance on our position enunciated in the Exxon Capital Holdings Corporation (May 13, 1998), Shearman & Sterling (July 2, 1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

Market, Ranking and Other Data, page i

3. We note the disclaimer that you "…cannot guarantee the accuracy or completeness of any such information contained in this prospectus." Since you may not disclaim responsibility for information that you have chosen to include in the prospectus, please delete the disclaimer.

Change of Control, page 12

4. Disclose that if there is a change of control, you may have insufficient financial resources or may be unable to arrange financing to repurchase the notes.

Pro Forma Footnotes, page 35

5. Please tell us whether your adjustment for depreciation and amortization relates to the depreciation of PP&E. If not, please tell us whether asset lives changed and if assets were written up/down in allocating the purchase price.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

6. Please amend your filing to disclose the total research and development costs charged to expense in each period for which an income statement is presented. Refer to ASC 730-10-50-1.

Fiscal Year Ended December 30, 2011 Compared to Fiscal Year Ended December 31, 2010, page 43

7. On page F-18 it appears that janitorial and sanitation products as a percentage of net sales increased from 28% for 2010 to 37% for 2011. Please amend your filing to quantify each of the contributing factors driving the increase in janitorial and sanitation products period over period. Refer to Section 501.12b.2, 3 and 4 of the Financial Reporting Codification.

Liquidity and Capital Resources, page 45

8. Please disclose whether any of your borrowing agreements contains a material adverse change clause and/or financial debt covenants. Financial debt covenant requirements should be quantified as well as the actual historical measure under such covenant for the most recent period. See the guidance in Section 501.02 of the Financial Reporting Codification.

Capital Expenditures, page 48

9. Please disclose your estimated capital expenditures in 2013 pursuant to Item 303(a)(2) of Regulation S-K.

Revenue recognition, page 53

10. If material, please revise your filing to disclose gross revenues for each period presented. Refer to ASC 605-45-50-1.

Legal Proceedings, page 71

11. Please identify the principal parties to the TCPA action, and specify the relief sought. See Item 103 of Regulation S-K.

Expiration Date; Extensions; Amendments; Termination, page 104

12. You indicate that you reserve "the right to delay accepting of any initial notes." Please clarify in what circumstances you will delay acceptance, and confirm that any delay will be consistent with Rule 14e-1(c) under the Exchange Act. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

13. Please confirm that you will disclose the approximate number of notes tendered to date with your public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.

Conditions to the Exchange Offer, page 109

14. Please review the disclosure relating to the conditions of the exchange offer and explain whether the disclosure you have included in the prospectus is an accurate description of the circumstances under which you will complete the exchange offer.

15. We note the statement that "[w]e will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them."

You may not waive implicitly an exchange offer condition by failing to assert it. If you decide to waive an exchange offer condition, you must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Please revise.

Principal, Maturity and Interest, page 112

16. We note the disclosure that if you are entitled to pay PIK interest or partial PIK interest on the notes, you may elect to increase the outstanding principal amount of the notes or issue additional notes or PIK notes. Please tell us how you intend to comply with Section 5 as it relates to the issuance of additional notes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Via E-Mail
Stuart H. Gelfond, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004